

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

Global Eagle China Life Technology Co., Limited
RM 517
New City CTR2 Lei Yue
Hong Kong 999077

> **Re:** **Global Eagle China Life Technology Co., Limited**
> **Draft Registration Statement on F-1**
> **September 24, 2024**
> **File No. 377-07456**

Dear Zhenda Li:

Our preliminary review of the filing that you disseminated publicly indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences